                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)

                              M & F WORLDWIDE CORP.
                       ---------------------------------
                                (Name of issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                       ----------------------------------
                         (Title of class of securities)

                                    552541104
                       ----------------------------------
                                 (CUSIP number)

                                Barry F. Schwartz
                               35 East 62nd Street
                            New York, New York 10021

                                 (212) 572-8600
                       ----------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                NOVEMBER 9, 2000
                       ----------------------------------
                          (Date of event which requires
                            filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                               Page 1 of 12 Pages
                            Exhibit Index on Page 12

-----------------------------------------------------------------------------------------------------------------------------------
CUSIP NO. 552541104                                          13D                           PAGE   2   OF  12  PAGES
          ---------                                                                             -----    ----
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Mafco Holdings Inc.
-----------------------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                   (a)[ ]
                                                                                                                             (b)[ ]
-----------------------------------------------------------------------------------------------------------------------------------
3
-----------------------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
          WC
-----------------------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                                                 [ ]
-----------------------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
-----------------------------------------------------------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                 0
         NUMBER OF         --------------------------------------------------------------------------------------------------------
          SHARES           8    SHARED VOTING POWER
        BENEFICIALLY
         OWNED BY                6,648,800
           EACH            --------------------------------------------------------------------------------------------------------
         REPORTING         9    SOLE DISPOSITIVE POWER
          PERSON
           WITH                  0
                           --------------------------------------------------------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                 6,648,800
-----------------------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,648,800
-----------------------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                 [ ]
-----------------------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              34.77%
-----------------------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*                      CO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
CUSIP NO. 552541104                                          13D                           PAGE   3   OF  12  PAGES
          ---------                                                                             -----    ----
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Mafco Consolidated Holdings Inc.
-----------------------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                   (a)[ ]
                                                                                                                             (b)[ ]
-----------------------------------------------------------------------------------------------------------------------------------
3
-----------------------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
          WC
-----------------------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                                                 [ ]
-----------------------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
-----------------------------------------------------------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                 0
         NUMBER OF         --------------------------------------------------------------------------------------------------------
          SHARES           8    SHARED VOTING POWER
        BENEFICIALLY
         OWNED BY                6,648,800
           EACH            --------------------------------------------------------------------------------------------------------
         REPORTING         9    SOLE DISPOSITIVE POWER
          PERSON
           WITH                  0
                           --------------------------------------------------------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                6,648,800
-----------------------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,648,800
-----------------------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                 [ ]
-----------------------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              34.77%
-----------------------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*                      CO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
CUSIP NO. 552541104                                          13D                           PAGE   4   OF  12  PAGES
          ---------                                                                             -----    ----
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Mafco Consolidated Group Inc.
-----------------------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                   (a)[ ]
                                                                                                                             (b)[ ]
-----------------------------------------------------------------------------------------------------------------------------------
3
-----------------------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
          WC
-----------------------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                                                 [ ]
-----------------------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
-----------------------------------------------------------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                 0
         NUMBER OF         --------------------------------------------------------------------------------------------------------
          SHARES           8    SHARED VOTING POWER
        BENEFICIALLY
         OWNED BY                6,648,800
           EACH            --------------------------------------------------------------------------------------------------------
         REPORTING         9    SOLE DISPOSITIVE POWER
          PERSON
           WITH                  0
                           --------------------------------------------------------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                6,648,800
-----------------------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,648,800
-----------------------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                 [ ]
-----------------------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              34.77%
-----------------------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*                      CO
-----------------------------------------------------------------------------------------------------------------------------------

                  This statement amends and supplements the Statement on
Schedule 13D dated June 26, 1995 as amended by Amendment No. 1 thereto dated July 31, 1995, Amendment No. 2 thereto dated February 8, 1996, Amendment No. 3 thereto dated July 8, 1996, Amendment No. 4 thereto dated October 25, 1996, Amendment No. 5 thereto dated November 27, 1996, Amendment No. 6 thereto dated August 1, 1997, Amendment No. 7 thereto dated June 9, 1998, Amendment No. 8 thereto dated December 6, 1999, and Amendment No. 9 thereto dated August 15, 2000 (the "Schedule 13D"), filed with the Securities and Exchange Commission by Mafco Consolidated Group Inc., a Delaware corporation ("Mafco"), Mafco Consolidated Holdings Inc. (formerly C&F (Parent) Holdings Inc.), a Delaware corporation ("Mafco Consolidated Holdings"), and Mafco Holdings Inc., a Delaware corporation ("Mafco Holdings"), in connection with their ownership of shares of common stock, par value $.01 per share, of M & F Worldwide Corp. (formerly Power Control Technologies Inc.), a Delaware corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.


Item 2.  Identity and Background.
         -----------------------

                  Items 2(a)-2(c) are hereby amended by adding the following at the end thereof:

                  A restated Schedule I, which includes the identity, business address and occupation or employment information for the directors and executive officers of each of Mafco, Mafco Consolidated Holdings and Mafco Holdings, is attached hereto.


Item 4.  Purpose of Transaction.
         ----------------------

                  Item 4 is hereby amended by adding the following at the end thereof:

                  On November 9, 2000 Mafco Holdings proposed a transaction to the Board of Directors of the Company pursuant to which a subsidiary of Mafco Holdings would sell to the Company 7,320,225 shares of common stock of Panavision Inc. ("Panavision"), representing 83.47% of the issued and outstanding shares of capital stock of Panavision, for a price of $190.3 million, representing such subsidiary's cost, plus an appropriate premium to be negotiated, representing the growth in Panavision's current business and the prospective benefits from its development of digital image technology. Mafco Holdings would be prepared to accept a mix of cash and newly-issued shares of common stock of the Company.

                  In light of the fact that Mafco Holdings has a substantial equity ownership in the Company, Mafco Holdings requested that the Company have a special committee of independent directors consider the proposal.

                  This amendment to the Schedule 13D also is being filed to reflect percentage changes in beneficial ownership and voting power of the Reporting Persons that have occurred as a result of the Company's repurchases of Common Stock. Consequently, the changes in beneficial ownership and voting power reported in this Statement are not the result of any expenditures of funds by the Reporting Persons, but rather resulted from the Company's repurchasing shares of its Common Stock from shareholders, other than the Reporting Persons.

                  As of the date hereof, the Company has informed the Reporting Persons that the Company has repurchased 47,000 shares of Common Stock since the Reporting Persons filed their last amendment to Schedule 13D dated August 15, 2000.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

                  Item 5 is hereby amended by adding the following:

                  (a)-(b) As of November 8, 2000, based upon information provided by the Company, there were 19,121,271 outstanding shares of Common Stock (net of shares held in the Company's treasury). The Reporting Persons may be deemed to share beneficial ownership of 6,648,800 shares of Common Stock, representing 34.77% of the Common Stock outstanding.

                  (c) There were no transactions with respect to Common Stock by the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons named on Schedule I hereto during the past 60 days.

                  (d) Not applicable.

                  (e) Not applicable.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

                  Item 7 is hereby amended to add the following at the end thereof:

                  Exhibit 9. Letter dated November 9, 2000 from Mafco Holdings Inc. to
                                            M & F Worldwide Corp.

                                   SIGNATURES
                                   ----------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.


Dated: November 13, 2000


                                            MAFCO HOLDINGS INC.
                                            MAFCO CONSOLIDATED HOLDINGS INC.
                                            MAFCO CONSOLIDATED GROUP INC.



                                            By: /s/ Glenn P. Dickes
                                                --------------------------
                                                Glenn P. Dickes
                                                Secretary

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
            OF MAFCO HOLDINGS INC., MAFCO CONSOLIDATED HOLDINGS INC.
                        AND MAFCO CONSOLIDATED GROUP INC.


                  The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Mafco Holdings Inc., Mafco Consolidated Holdings Inc. and Mafco Consolidated Group Inc. is set forth below. If no business address is given, the director's or officer's address is Mafco Holdings Inc., 35 East 62nd Street, New York, New York 10021.


                               MAFCO HOLDINGS INC.

Name and Position
(if different from
Principal Occupation           Present Principal Occupation or
or Employment)                 Employment and Address
--------------                 ----------------------

Ronald O. Perelman             Director, Chairman and
                               Chief Executive Officer of
                               Mafco Holdings Inc.

Donald G. Drapkin              Director and Vice Chairman of
                               Mafco Holdings Inc.

Howard Gittis                  Director and Vice Chairman
                               of Mafco Holdings Inc.

Barry F. Schwartz              Executive Vice President and
                               General Counsel of Mafco
                               Holdings Inc.

Todd J. Slotkin                Executive Vice President and
                               Chief Financial Officer of
                               Mafco Holdings Inc.

                        MAFCO CONSOLIDATED HOLDINGS INC.

Name and Position
(if different from             Present Principal Occupation or
Principal Employment)          Employment and Address
---------------------          ----------------------

Ronald O. Perelman             Director, Chairman and
Director, Chairman             Chief Executive Officer of
and Chief Executive Officer    Mafco Holdings Inc.

Howard Gittis                  Director and Vice Chairman
Director and Vice Chairman     of Mafco Holdings Inc.

Barry F. Schwartz              Executive Vice President and
Executive Vice President       General Counsel of Mafco
and General Counsel            Holdings Inc.

Todd J. Slotkin                Executive Vice President
Executive Vice President       and Chief Financial Officer
and Chief Financial            of Mafco Holdings Inc.
Officer

                          MAFCO CONSOLIDATED GROUP INC.

Name and Position
(if different from
Principal Occupation           Present Principal Occupation or
or Employment)                 Employment and Address
--------------                 ----------------------

Ronald O. Perelman             Chairman and Chief Executive
Director and Chairman          Officer of Mafco Holdings Inc.

Howard Gittis                  Vice Chairman of Mafco Holdings
Director and Vice Chairman     Inc.

Barry F. Schwartz              Executive Vice President and
Executive Vice President       General Counsel of Mafco
and General Counsel            Holdings Inc.

Todd J. Slotkin                Executive Vice President and
Executive Vice President       Chief Financial Officer of
and Chief Financial            Mafco Holdings Inc.
Officer

                                  EXHIBIT INDEX



Exhibit
-------

   9                            Letter dated November 9, 2000 from
                                Mafco Holdings Inc. to M & F Worldwide Corp.